January 27, 2011
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn: Mr. Russell Mancuso

RE:	Cardica, Inc.
Registration Statement on Form S-3
Amended January 13, 2011
File No. 333-171197
Ladies and Gentlemen:
On behalf of our client, Cardica, Inc. (the “Company”), we are submitting this letter in response to your letter dated January 24, 2011, setting forth the Staff’s comments regarding the Company’s registration statement on Form S-3 No. 333-171197, as amended by Amendment No. 1 filed with the Commission on January 13, 2011 (the “Registration Statement”).
The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered each paragraph of the comment letter as a separate comment.
1.	We note your response to prior comment 1. Given the nature of the comments issued on your pending registration statement, file 333-171195, please tell us why you believe only comment 3 is applicable to your filing. Include in your response an analysis of the relevance to this offering if you determine that you need to revise your financing arrangements.

The Company’s registration statement on Form S-3 No. 333-171197 (the “Resale S-3”) pertains to the resale by selling stockholders of shares of the Company’s common stock, and the Registration Statement is a shelf registration statement for potential future use by the Company for primary sales by the Company. The Registration Statement does not pertain to any current or specifically contemplated offering. In our view, the comments provided by the Staff to the Resale S-3, other than the Staff’s initial comment 3, pertained specifically to the offerings covered by the Resale S-3, which are not related to the Registration Statement. The Company has not determined that it needs to revise the financing arrangements reflected in the Resale S-3 in any manner, including in any manner relevant to the Registration Statement.

As the Staff’s remaining comments to the Resale S-3 are resolved, the Company will continue to ensure that any appropriate changes are made to the disclosure included in the Registration Statement.
FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

Securities and Exchange Commission
January 27, 2011
Page Two
Calculation of Registration Fee
2.	We note your response to prior comment 2; however, the third sentence of footnote (2) to your fee table continues to appear to indicate that you believe the registration statement includes additional securities beyond the $40,000,000 and Rule 416. Please advise or revise.

In response to the Staff’s comment, the Company will amend the Registration Statement to delete the third sentence of footnote (2) to the fee table prior to seeking effectiveness of the Registration Statement.
* * *
Please direct any comments or questions regarding this matter to the undersigned at (650) 843-5180.
Sincerely,
/s/ Suzanne Sawochka Hooper
Suzanne Sawochka Hooper

Cc:	Bernard A. Hausen, M.D., Ph.D., via e-mail
Robert Y. Newell IV, via e-mail
Martin Dunn, Esq., via e-mail
FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM